Offering Statement for
Above: Space Development Corporation
("Orbital Assembly," "we," "our," or the "Company")

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Above: Space Development Corporation

   4100 Market Street SW
   Suite 100
   Huntsville, AL 35808

Eligibility

2. **The following are true for Above: Space Development Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Timothy Alatorre

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2012	Present	Domum	Principal Architect
06/01/2018	08/01/2021	City of Rocklin	Chairman of Planning Commissioner
01/01/2011	08/01/2021	State of California	Subject Matter Expert
09/01/2019	08/31/2022	Orbital Assembly Corporation	COO, CFO and Chair of Board
09/01/2022	Present	Above: Space Development Corporation	COO, CFO and Chair of Board

Short bio: Tim Alatorre NCARB, a co-founder of Orbital Assembly, brings more than 25 years of experience in business management, engineering, habitat design, and programming to his roles as chief operating officer and chair of the board. Alatorre was previously CEO of Domum, an internationally recognized architecture firm based in California. There, he increased revenue by 240% and grew the startup firm to a multinational organization overseeing more than $320 million in construction projects annually. He has supervised the design and construction of more than 600 structures and more than $1.5 billion in construction projects. Alatorre served as a planning commissioner and member of a municipal Architectural Review Committee for the city of Rocklin, CA, for several years, and worked as a consulting subject matter expert for the state of California for more than a decade. Alatorre earned a Bachelor of Architecture degree from California Polytechnic State University in San Luis Obispo. LinkedIn: https://www.linkedin.com/in/timalatorre/

Name
Thomas R. Spilker

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2019	Present	NASA	Steering Committee Technology Expert
01/01/2019	05/31/2020	NASA	Core study team member
01/01/2017	Present	NASA / Jet Propulsion Laboratory	Consultant
08/21/2019	08/31/2022	Orbital Assembly Corporation	CTO and VP of Engineering
09/01/2022	Present	Above: Space Development Corporation	CTO and VP of Engineering

Short bio: Dr. Tom Spilker, a co-founder of Orbital Assembly , leads Orbital Assembly's space systems development for several projects, including the near-term Gravity Ring and the Voyager Space Station. Prior to joining Orbital Assembly, Dr. Spilker consulted on space flight mission architectures and proposals and planetary and solar system science investigations, and provided high-level feasibility assessments and spacecraft system engineering for scientific space flight missions. He served as both a scientist and engineer at NASA's Jet Propulsion Laboratory for more than 20 years, including 10 years as a Principal Space Flight Mission Architect. He worked on NASA's Voyager, Cassini, and Genesis missions, and was a co-Investigator for the microwave instrument on the European Space Agency's Rosetta mission. Dr. Spilker earned an M.S.E.E and Ph.D.E.E. from Stanford University and a Bachelor of Science degree, summa cum laude, in Geophysics and Computer Science from Kansas State University. LinkedIn: https://www.linkedin.com/in/tom-spilker-677a3310/

Name
Jeffery Greenblatt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2017	06/01/2021	Spacexchange LLC	Co-Founder & Chief Scientist
06/01/2016	Present	Emerging Futures	CEO
08/21/2019	08/31/2022	Orbital Assembly Corporation	VP of Science and Research
09/01/2022	Present	Above: Space Development Corporation	VP of Science and Research

Short bio: As a founding member of Orbital Assembly, Jeffery Greenblatt plays many roles, including project management, technical analysis, research, cost estimation, market assessment, and fundraising. He currently leads the Pioneer-class Structural Truss Assembly Robot (PSTAR)/Gravity Ring project. A well-known expert in energy analysis, climate policy and sustainable transportation, he began expanding his focus to emerging space technologies in 2014, and founded Emerging Futures, LLC, an environmental and space consultancy, in 2016. Prior to that, he served as a staff scientist at Lawrence Berkeley National Laboratory for more than eight years. He has worked in climate and energy research capacities at Google, Environmental Defense Fund, Princeton University and the NASA Ames Research Center. Greenblatt has a Ph.D. in Chemistry from the University of California, Berkeley, and a Bachelor of Science degree in Physics and Chemistry from Haverford College. LinkedIn: https://www.linkedin.com/in/jefferygreenblatt/

Name
Rhonda Stevenson

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2020	03/01/2021	Kepler Space Institute	Director of PR
12/01/2013	Present	Blue Elysium Enterprises	Founder & CEO
07/01/2021	08/31/2022	Orbital Assembly Corporation	CEO & President
09/01/2022	Present	Above: Space Development Corporation	CEO & President
12/01/2013	Present	Space Mining and Resources Coalition	CEO
07/01/2015	Present	Tau Zero Foundation	CEO

Short Bio: As president and chief executive officer, Rhonda Stevenson is leading the team at Orbital Assembly to drive sustainable commercial innovation in the space habitation and construction industry. Stevenson joined Orbital Assembly in 2021, after serving as a member of the executive advisory board. She has more than 20 years of business leadership and entrepreneurial experience in the aerospace sector, startups, and franchises, and instills a passion for building successful relationships within the space industry. Stevenson also heads the non-profit organization ─ Tau Zero Foundation ─ dedicated to pioneering advancements toward interstellar flight, focusing on the intermediate steps of advanced propulsion and energy storage for on orbit capabilities and beyond. She is the creator and host of the "Space Matters" show, a syndicated weekly digest of space industry activities and relevant conversations. In 2013, Stevenson founded Blue Elysium Enterprises, which provided strategic executive consulting to technology companies. Earlier in her career, she was chief marketing and promotions officer at Deep Space Industries, and founder of Space Mining and Resources Coalition. LinkedIn: https://www.linkedin.com/in/rhonda-stevenson/

Name
Robert Miyake

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2017	Present	Thermal System	DFlight Systems Engineer
09/01/2022	Present	Above: Space Development Corporation	Senior Systems Engineer and Board Member
08/21/2019	08/31/2022	Orbital Assembly Corporation	Senior Systems Engineer and Board Member

Short bio: Robert Miyake has more than 60 years of experience as an engineer working in aerospace and space operations. He came out of retirement to join Orbital Assembly after more than 30 years at the Jet Propulsion Laboratory (JPL), where he was lead thermal systems and systems engineer, working on design, test and flight operations of spacecraft and flight instruments. While there, he worked on NASA missions including, SeaSat, Topex MGS, IAE, WF/PC, and other flight instruments. Prior to joining JPL in 1978, he worked at Lockheed Missile and Space Company on commercial and military aircraft. He started his career at Boeing Airplane Company in 1961, where he worked on many projects, including the 727 aircraft. Miyake completed graduate studies in mathematics, bioengineering, system engineering and computer science, and received a Bachelor of Science degree in Mechanical Engineering with a thermal/fluids and nuclear emphasis at San Jose State College.

Name
Eric Ward

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2019	Present	Berkelyn	Technical Advisor
01/01/2011	Present	Portland State Aerospace Society	Mechanical Design Lead and Industrial Mentor
11/01/2016	09/01/2020	Aten Engineering Inc	Co-Founder, CEO
06/01/2016	09/01/2020	Odyne Space	Co-Founder, CEO
09/01/2022	Present	Above: Space Development Corporation	VP of Engineering Design
09/01/2020	08/31/2022	Orbital Assembly Corporation	VP of Engineering Design

Short Bio: Eric Ward is an experienced systems engineer and entrepreneur who sees growing the private space industry as the next step to progressing humanity's future by venturing beyond the planet. He has published multiple papers and presentations on system architecture and the space industry, and co-founded and operated several space industry startups. Ward received a Master of Systems Design and Management degree from Massachusetts Institute of Technology and a Bachelor of Science degree in Mechanical Engineering from Oregon State University. His Erdős number, which is derived from co-authoring mathematical papers, is 4. LinkedIn: https://www.linkedin.com/in/warderic/

Name
Jeffrey Max

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2022	Present	Ascent Solar Technologies, Inc.	CEO
08/01/2019	03/31/2022	Agile Space Industries, Incl	CEO
03/01/2016	Present	La Plata Capital Partners LLC	Managing Partner
08/30/2022	Present	Above: Space Development Corporation	Member Board of Directors

Short bio: Jeffrey Max is a seasoned technology CEO, investor and entrepreneur with more than three decades of experience in scaling technology organizations. In 2022 he was named CEO of Ascent Solar Technologies, Inc. From 2019 to 2022, Mr. Max was Chairman and CEO of Agile Space Industries, Inc., an in-space propulsion solutions provider, specializing in additively manufactured hypergolic chemical systems. During Mr. Max's tenure, Agile expanded into design and manufacturing, securing contracts to supply thrusters for multiple NASA lunar lander missions. Under Mr. Max's leadership, Agile grew from a team of 6 to over 60, and acquired Tronix3D, a contract based additive manufacturer specializing in 3D printing of exotic metal alloys. Since 2018, Mr. Max has been Senior Advisor at The Liiv Group, an investment firm headquartered in New York City with portfolio companies providing media production, marketing and advertising services. Since 2016, Mr. Max has been Managing Partner of La Plata Capital Partners LLC, a privately owned investment company. From 2016 to 2019, Mr. Max was CEO of Rezolve, Inc., a mobile commerce and mobile engagement firm. From 2014 to 2016, he was President of Powa Technologies, Inc., a mobile commerce and e-commerce firm. From 2003 to 2014, Mr. Max was CEO of Venda, Inc., an enterprise-class ecommerce software-as-a-service company. LinkedIn: https://www.linkedin.com/in/jeffrey-max-060986/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

   None of the beneficial owners of the issuer's outstanding voting equity securities, owns 20 percent or more of voting power.

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   Above: Space Development Corporation, DBA Orbital Assembly, was formed for the development and construction of commercial space structures including stations, telescopes, and other habitable structures. The corporation aims to also build and operate associated ground facilities. Vision: In the same way the creation of the printing press altered the course of human attainment, our vision is to change the trajectory of space habitation and commercialization by creating novel, scalable, gravity capable space platforms. The name, Orbital Assembly, will be synonymous with commercial, gravity based space platforms industry wide. Company Overview: Orbital Assembly was formed to develop, and operate one of the first profitable space-based business park with gravity a decade ahead of its competitors. We are a space real estate development company using space flight heritage commercial off the shelf (COTS) products and our own innovative patented trade secrets to build hybrid space stations with the advantages of microgravity, and partial artificial gravity. Gravity alleviates serious medical conditions due to weightlessness, creating an environment for profitable operations. We believe that using COTS equipment mitigates risk factors and reduces costs. Immediate uses for space parks that we aim to develop are manufacturing of integrated circuits, fiber optics, biomaterials, pharmaceuticals, military applications, providing communications hubs, tourism and satellite rework. Automated orbital systems complete many tasks remotely, but the complex software takes years to develop and validate. Salvaging and repurposing dead in-space satellites without needing a relaunch is game changing and a perfect scenario for Orbital Assembly stations. Orbital Assembly targets the unserved market of space habitats. Lift services have moved from the historical government supply chain giants, Northrop Grumman and United Launch Alliance, to a new class of commercial suppliers, SpaceX, Rocket Labs, and others, pivoting the launch business model to reusable vehicles. At the other end of the supply chain are start-ups aiming to provide on-orbit remote services such as satellite refueling. Problem: Humanity has successfully established occupancy in the realm of space, but we have not conquered it. After seventy years of advancing space development, we continue to be hindered by the physiological effects of long-term habitation in a sole microgravity environment. Despite the commercial promise of the space environment, especially microgravity, to endow humanity with paradigm-shifting new products, to date no commercial entity has attempted significant production facilities in space. Why is that? For one, the same microgravity that enables those products, progressively and aggressively attacks on multiple fronts, the physical health and productivity of the facility's onboard crew. Gravity has no effective substitute: seventy years of research and trials has not led to effective weightlessness countermeasures. Although previous and existing facilities in space provided enough workspace volume and time allocation for process research, those critical resources were in woefully inadequate supply for efficient, full-scale production facilities. Finally, the extremely high cost of transporting personnel and materials to orbit and back home has been, until now, a supreme disincentive. Launch costs made such operations uneconomic and made sufficiently large facilities prohibitively expensive due to the greater material to be launched. NASA is not addressing the cost of access to space, leaving that to private enterprises, which have stepped up to that challenge successfully. But neither NASA nor the established aerospace industry have near-term plans to address the obvious and critical need: hybrid habitats that provide both artificial gravity for occupants and microgravity or reduced gravity for commercial activities, in facilities large enough for such activities across multiple profitable sectors. Solution: Our approach of technological applicability and refined hybrid habitat designs, needed for large structures with artificial gravity to support long term human activities in the harsh environment of space, combined with our dedication to scientific rigor, aims to advance commercial opportunities in profitable and meaningful ways on our fleet of space stations in the near future. We believe that the future success of habitable space structures is defined by their ability to protect occupants and provide an abundant volume of space for productive congress. Orbital Assembly aims to meet the critical need for partial artificial gravity environments and sustained habitation while providing the generous volume of microgravity manufacturing and production workspace. Our vision of industrial business parks in Earth orbit are favorable locations to mass produce materials of incredible strength, create materials to transmit information with minimal loss, grow enormous crystals for optics and communication, and to grow organs and other bio strata. We believe that tenants on our stations have the potential to capitalize on the profitable opportunities those hybrid environments would provide. Our deployment and automated system of assembly is aimed at making space available to everyone. The cost of launching payloads to orbit continues to drop significantly. Product development: We plan for the Pioneer-class hybrid space stations, featuring spacious microgravity modules, and rotating Gravity Ring to be our first product to market. These modules are designed to provide for manufacturing at industrial scale, and for initial tourism activities. Gravity Rings are designed to provide variable artificial gravity levels usable for research and manufacturing of new products as well as provides for sustained habitation by workers, and comfortable accommodations for tourists safely. Demand and costs to deliver figures project time to market for three Pioneer Stations to be deliverable by 2029. The next destination milestone on our development roadmap is the construction of our Voyager-class stations. The Voyager flagship is designed to be one of the first multiple module industrial park in orbit. Like the Pioneer class stations, Voyager is designed to provide hybrid gravity facilities, offering a level of access to the space ecosystem for commercial, industrial, and leisure market sectors, and for government interests. The Pioneer and Voyager-class fleet of space stations are designed not to be limited to multiple Earth-bound orbits. Our technology has the potential to feed forward into larger stations and habitats that could allow us to quickly scale and respond to evolving market demands as we grow and continue to innovate with all market segments.

Orbital Assembly currently has 6 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Above: Space Development Corporation speculative or risky:**

   1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
   2. Existential Regulatory Risks . Permits will be required to launch our products to orbit from US territory. Failure to obtain these permits could have a negative impact in the company's ability to

launch to orbit.

3. Company Performance Risks. If we are too slow in the development of tools & machines it will adversely impact our plans and performance. If design or engineering costs end up being higher than we estimated, it will negatively impact our ability to fund the project. If we underestimate the needs for the STAR development project it will negatively impact our ability to realize the project.

4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

8. If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

9. We are highly dependent on the services of our executive team. Our future business and results of operations depend in significant part upon their continued contributions. If we lose those services or they fail to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our current team, this could adversely affect the development of our business plan and harm our business.

10. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

11. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our

intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

12. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

13. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

14. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

15. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

16. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

17. The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

18. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

19. Fundraising outside of the platform. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

20. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

21. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

22. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

23. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

24. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the

Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

25. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

26. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

27. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

28. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

29. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

30. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE

OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Above: Space Development Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,099,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The funds from this raise are planned to be used to further develop the interior design of our first orbital habitation module through building a full-scale mock-up. The Company plans to work with the Human Factors team at Marshall Space Flight Center and costs are related to this joint effort. The Company has several competitors in the commercial space station market, we are also seeking funding to protect our intellectual property through trademark and patent application filings.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$53,900
Compensation for managers	$0	$181,000
IP Protection	$0	$200,000
Full scale module mock-up of habitation module	$0	$130,000
Mock-up assembly and testing staff	$0	$130,000
Lease for integration space	$0	$120,000
General Corporate / Administrative	$9,510	$285,099
Total Use of Proceeds	**$10,000**	**$1,099,999**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Above: Space Development Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $2.10 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	175,000,000	81,449,032	Yes	
Preferred Stock	75,000,000	0	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our preferred stock, Common Stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell our preferred stock, Common Stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Corporate Bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

No shareholder currently owns greater than 20% of the outstanding voting securities. However, the Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As a minority owner, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Thomas R. Spilker
Amount Outstanding:	$43,922
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Payment for back wages, payment due at the close of the next funding round with sufficient funds to pay the balance due.

25. **What other exempt offerings has Above: Space Development Corporation conducted within the past three years?**

Date of Offering:	01/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$7,700
Use of Proceeds:	

Date of Offering:	02/2020
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$41
Use of Proceeds:	

Date of Offering:	06/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))
Securities Offered:	Common Stock
Amount Sold:	$995,000
Use of Proceeds:	Compensation for managers, DSTAR Demonstration,

Warehouse rental, DSTAR System components, PSTAR and Gravity Ring Engineering and Prototype, PSTAR and Gravity Ring Fabrication, Observer Drone Development, Observer Drone Fabrication.

Date of Offering:	12/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$158,348
Use of Proceeds:	SAFE notes converted into Common Stock.

Date of Offering:	12/2021
Exemption:	Rule 701
Securities Offered:	Common Stock
Amount Sold:	$619,055
Use of Proceeds:	Equity was distributed to contractors, advisors, and third parties as compensation.

Date of Offering:	06/2022
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,325,750
Use of Proceeds:	Compensation for managers. Warehouse rental. DSTAR System decommissioning, transport and storage. Pioneer station design, development and engineering.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Above: Space Development Corporation ("the Company") was formed on June 16, 2022, under the laws of the State of Delaware, and is headquartered in Huntsville, AL. The Company formed a wholly owned subsidiary on June 16, 2022 known as Above: Orbital Inc. (the "Subsidiary"). On September 1, 2022, Orbital Assembly Corporation, a California corporation (the "Predecessor"), was merged with the Subsidiary, under the laws of the State of Delaware. The Company specializes in turn-key construction services in low earth and cislunar orbit. Additionally, the Company provides construction support services and tools to other private space companies and government space agencies. In conjunction with the merger of the Predecessor and the Subsidiary, the Predecessor effectuated a reverse split, exchanging one share for every 5 shares outstanding. Prior to the merger the Board of Directors of the Company authorized initial share grants totaling 68,207,551 shares of common stock to twenty-six individuals and entities based on prior uncompensated work. Included with the filing of this offering statement, are audited financial statements of the Predecessor and the Company. References to financial data is for the merged entities and takes into consideration the operations of the Predecessor, which was incorporated on August 21, 2019. During 2022, the Company raised gross proceeds of $1,325,750 via a Reg CF campaign in exchange for 3,156,548 shares of common stock (631,309 shares post reverse 5 to 1 split). During 2021, the Company was able to raise $995,000 via the issuance of common stock through Reg CF. During the same fiscal period, the company converted $158,348 of SAFE note contracts into common stock and distributed $619,055 worth of equity to contractors, advisors, and third parties as compensation. During the year ended December 31, 2021, the Company recorded a net loss of $1,368,394. The Company's primary operating expenses were employee wages of $446,956, professional fees and consulting of $423,565, marketing of $152,232, and engineering and development of $128,805. In 2021 the Company changed its CEO. The position is currently held by Rhonda Stevenson, who brings nearly nine years of space industry experience to the role of CEO. During the year ended December 31, 2020, the Company recorded a net loss of $102,529, as compared to a net loss for the period August 21, 2019 (inception) to December 31, 2019, of $7,703. In the year ended December 31, 2020, the Company's primary operating expenses were engineering costs of $88,258 and general and administrative expenses of $10,064. In the period from August 21, 2019, to December 31, 2019, the Company's sole operating expenses consisted of general and administrative costs of $7,703. Between June 2020 and November 2020, the Company issued SAFEs (Simple Agreements for Future Equity) to four of its founding officers in an aggregate amount of $239,000. Of these amounts, approximately $158,000 has been received as of December 31, 2020 and the remaining approximately $81,000 remains to be funded by the investors, however the investors have no continuing obligations to fund the remaining balances. The SAFEs are automatically converted into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing. In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of common shares equal to the purchase price of the security divided by liquidity price (as defined in the agreements). During 2021, the $158,000 of SAFE notes issued in 2020 were converted into common stock. The funds from this raise are planned to be used to further develop the interior design of our first orbital habitation module through building a full-scale mock-up. The Company plans to work with the Human Factors team at Marshall Space Flight Center and costs are related to this joint effort. The Company has several competitors in the commercial space station market, we are also seeking funding to protect our intellectual property through trademark and patent application filings.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Audit Report: auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Above: Space Development Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the Video found on the company's page: What do we have to do to make people thrive in space? not just survive but thrive. Let's go to space. We know long duration zero gravity is bad for you – it's not an ethical stance for us to continue finding out just how bad is bad without making some effort to make bad into good. As an engineer you know I look at this giant collection of problems, most of which are unsolved, I just go, "God, wouldn't it be easier just to put some spin on?" The idea of having a gravity vector gives a great assurance to your customers that what they design and test on the ground and then ship up there for the unique environments and stuff will work. The people working them will not have to worry as much about the physiological problems associated with a full-time microgravity environment. We have to build infrastructure. You need the places we can build factories, you need the places where we can do research and development. You got to have places for people to stay, you got to have places for people to work, you got to have places for people to live. It's just the next logical step. Oh absolutely i think the partial gravity to have an actor say here's your quarters on a spaceship, that's that has you know the centrifugal force they can go look out the window and it's really what's out the window, it's not turning around and it's again it's not a visual effect. You know in the many years I was at Ames we were always kind of disappointed that there was no artificial gravity that you could do large kinds of testing and samples. That's a really exciting opportunity now to have an even bigger, more robust, more realistic kind of a thing with your station. I think it's very exciting and I think with you guys not only is it a beautiful environment to begin with, but then also being able to say "All right, we want to intentionally be able to work within this to be able to bring retrofittable components" well we're actually going to go up and really going to see this really experience it. I think it'd be a whole new era of filmmaking; we could have scientists in an environment that would sustain them and you don't have to worry about the microgravity effects but also have access to a microgravity environment in the same type of vehicle. You know that's that would be really awesome, also manufacturing uh you know 3D printers like to have a little bit of gravity. We want to use your facilities and my hope is that there are other commercial companies doing manufacturing on your on your platform um that we can feed materials that we're manufacturing directly into so you know in that sense you have kind of an industrial park. I see what you're doing in the short term, the practical manifestation of large-scale space migration that you see, the bigger picture, we need that in order to do it right, to be able to bring up the modules that are tailored to specific market opportunities. Quickly will be another huge advantage our Orbital Assembly is trying to get to that mvp more quickly than anyone else, that's what excites me about Orbital Assembly is that the opportunity to refer to that market without the challenge of NASA– you guys were not afraid to go against the traditional way of doing things. There's so many possibilities whenever you have this type of asset in the location you guys are looking to put it.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: orbitalassembly.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.